Pernod Ricard

02 APR 30 AM 11:05

AP/DD/113.02

02028723

Paris, April 16, 2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

SUPPL

Ref : 82-3361
Subject : Exemption Request for ADR'S under Rule 12g3-2 (b)

PROCESSED
MAY 1 ? 2002
THOMSON FINANCIAL

Dear Mrs KUNG,

We are pleased to inform you that, in his meeting dated April 15, 2002, the board of directors of our Company proposed to pay a dividend of 1,80 Euro per share, for the 2001 fiscal year.

If the resolution is voted by the General Meeting of shareholders that will be held on May 31, 2002 the dividend balance of 1,- Euro (i-e 1,8 Euro per share, net of the interim dividend of 0,80 Euro distributed on January 10, 2002), will be paid on June 11, 2002.

Yours sincerely,

Chief Financial Officer

Laurent LACASSAGNE

dlw 4/30

Cc : G. LEROUX
A. PERNOD

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